Afya Limited Announces MEC Decision on Medical Seats Reconsideration in Unigranrio

Nova Lima, Brazil, September 6, 2024 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, today announced that following the conclusion of an administrative procedure, the Ministry of Education (“MEC”), has granted the request for reconsideration submitted by Universidade do Grande Rio Professor José de Souza Herdy (“Unigranrio”).

Per the e-MEC portal, Unigranrio reestablished 10 medical seats in the city of Rio de Janeiro, reaching 318 medical seats across both Unigranrio campuses, contributing to Afya´s 3,593 total approved medical seats. This seat reconsideration highlights our dedication to excellence in medical education and establishes us as a leading medical education group in Brazil.

About Afya Limited (Nasdaq: AFYA, B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career.

Investor Relations Contact:

Afya Limited

ir@afya.com.br

Source: Afya Limited